
July 14, 2023

Thomas Vecchiolla
Chief Executive Officer
First Light Acquisition Group, Inc.
11110 Sunset Hills Road #2278
Reston, VA 20190

> **Re: First Light Acquisition Group, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed July 3, 2023**
> **File No. 333-269705**

Dear Thomas Vecchiolla:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 18, 2023 letter.

Amendment No. 3 to Registration Statement on Form S-4, filed July 3, 2023

Questions and Answers About the Proposals
Q. What will New Calidi's potential liquidity position be immediately following the Business Combination at the redemption levels..., page 19

1. We note your response to prior comment 1 and your revised disclosure regarding what New Calidi's potential liquidity position could be immediately following the Business Combination at the redemption levels set forth in your sensitivity analysis. We reissue our comment in part. Please revise your disclosure here to note that the parties have the ability to waive the Minimum Cash Condition.

Q. Will FLAG attempt to arrange new financing in connection with the Transactions?, page 19

2.   Please revise this Q&A to reflect your disclosure on page 309 that Calidi Cure is solely managed and operated by Allan Camaisa, Calidi's Chief Executive Officer and Chairman of the Board. In your revisions, please clarify whether Mr. Camaisa holds all of the ownership interests in Calidi Cure.

      Please also revise to describe the nature of the relationship between Jackson and FLAG and/or Calidi, as referenced on page 10.

Background of the Business Combination, page 160

3.   We note your disclosure regarding the execution of the Securities Purchase Agreements in connection with the Series B Financing. Please revise your disclosure here to provide further details about how these Securities Purchase Agreements were negotiated, including, but not limited to, the negotiations related to the amount and the price of Series B Preferred Stock that would be purchased by Jackson and Cure, how the repayment provisions described on pages 309-310 were agreed upon and how it was determined that the commitment to purchase $12.5 million of Series B Preferred Stock would be split between $5 million to be acquired initially and $7.5 million to be acquired subsequently.

      Additionally, please file the Securities Purchase Agreements as exhibits to your registration statement or, alternatively, explain why you are not required to do so.

       You may contact Eric Atallah at 202-551-3663 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at 202-551-7836 or Alan Campbell at 202-551-4224 with any other questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Life Sciences

cc: Corey R. Chivers, Esq.